COMCAM INTERNATIONAL, INC.

1140 McDermott Drive, Suite 200, West Chester, Pennsylvania 19280

phone: (610) 436-8089    fax: (610) 436-8079

January 14, 2011

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.

20549

Attention:  Jonathan Groff, Esq.

Re:      ComCam International, Inc.

            Form 10-K for Fiscal Year Ended December 31, 2009

            Filed April 16, 2010

            Form 10-Q for the Quarter Ended September 30, 2010

            Filed November 12, 2010

            File No. 0-51763

Dear Mr. Groff:

Thank you for your comments dated December 20, 2010, related to ComCam International, Inc.’s (the “Company”) disclosure on Form 10-K for the fiscal year ended December 31, 2009 that was filed with the Commission on April 16, 2010 and on Form 10-Q for the quarter ended September 30, 2010 that was filed with the Commission on November 12, 2010.

We do hereby submit this response letter and a redlined copy of our Form 10-K/A and Form 10-Q/A under the form type labeled CORRESP. Further we have filed said amended current reports with the Commission as of January 14, 2011.

Please direct copies of all responses and any additional comments to the following address and fax number:

            Don Gilbreath

            Chief Executive Officer

            ComCam International, Inc.,

            1140 McDermott Drive

            West Chester , Pennsylvania  19380

            Telephone:       (610) 436-8089

            Facsimile:        (610) 436-8079

The following pages contain our detailed responses to your comments.

Form 10-K for the Year Ended December 31, 2009

Business, page 3

The FCC, page 10

1.      Disclose the status of the new generation of cameras and accompanying microservers you plan to produce. See Item 101 (h)(4)(iii) of Regulation S-K. In light of your statement on page thirteen that you have had historical difficulty developing new products, discuss your ability to develop these new products if appropriate.

Response:

We have revised our disclosure to better describe the status of the new generation of cameras and accompanying micro-servers which we plan to produce and our ability to develop these new products.

Our revised disclosure is included in a new fourth paragraph of the sub-section titled The FCC on page 10 as follows:

“Although we do not currently need to seek approval for our devices due to the particulars of our current sales and customer utilization, we do plan to produce a new generation of cameras and accompanying micro-servers derived from an enhancement of the software currently associated with these products. Due to financial constraints these new products are not yet in production and we are yet to determine a production start date. We intend to initiate production of new products at such time as sufficient financing is available and will seek FCC approval at the appropriate time. FCC approval will require that we provide the FCC with examples of this new generation of products. The new products will then be subjected to a series of standardized radiation tests. Sufficient test results will label our products with FCC approval.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Revenue

2.      On page twenty two you state that your revenues were “derived from the provision of technical services as compared to the sale of products in the prior comparative periods.” On page 13 you indicate that you “recently resumed the production of [your] products.” Explain what, if any, revenues derived were from the sale of products. Your discussion should indicate when you stopped selling products and clearly state why you stopped. In addition, please revise your Item 1. Business discussion to clearly indicate, if true, that you sold none of the products discussed during fiscal 2009.

Response:

We reviewed our disclosure on page 13 under Item 1A Risk Factors titled The Company May Not Be Able to Develop New Products and determined production has not at any time ceased. Our revised risk factor, which we have further incorporated into our Form 10-Q/A reads as follows:

“THE COMPANY MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS

We have historically had difficulty producing new products due to cash flow shortages. Our future success depends in a significant part on the ability to evolve our hardware and software to develop new products. Should adequate funds to produce new products not become available the Company’s ability to respond to competitive pressures would be significantly limited.”

Further we have revised our disclosure to better detail the derivation of revenue, cost of revenue and gross profit during the comparative periods of the discussion titled Revenue of the section titled Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 22 as follows:

“Revenue

Revenue for the year ended December 31, 2009, increased to $24,086 from $11,502 for the year ended December 31, 2008, an increase of 109%. During the year ended December 31, 2009, all of our revenue was derived from product sales as compared to the year ended December 31, 2008 during which $4,400 was from product sales with the remainder from contract work and consulting. Despite the increase in revenue over the comparative annual periods we remain unable to bond contracts or manufacture our full range of products due to the current financial condition. We expect revenue to increase over the next twelve months with the acquisition of Pinnacle.

Cost of revenue for the year ended December 31, 2009 decreased to $24,046 from $132,438 for the year ended December 31, 2008, a decrease of 82%. The decrease in the cost of revenue over the comparative periods can be primarily attributed to costs not realized in the current period: $64,354 to an outside contract manufacturer and $66,278 in the write-down of inventory. We expect that costs associated with revenue in connection with the manufacture of our products to increase over the next twelve months in correspondence with an anticipated increase in revenue.

Gross profit for the year ended December 31, 2009, was $40 as compared to a gross loss of $120,936 for the year ended December 31, 2008. The transition from gross loss to gross profit over the comparable periods is primarily attributable to a decrease in the cost of revenues. We expect that gross profit as a percentage of revenue will increase in the near term as the Company expects to increase the sale of its products.”

Financial Statements, page 26

3.   Please amend your Form 10-K and Forms 10-Q filed subsequent to the acquisition of Pinnacle Integrated Systems to include the historical financial statements of your predecessor, Pinnacle Integrated Systems, in accordance with Item 8 of Form 10-K and Item 1 of Form 10-Q and Note 1 to Article 8 of Regulation S-X.

Response:

The historical financial statements of Pinnacle Integrated Systems were prepared in accordance with Item 8 of Form 10-K and Item 1 of Form 10-Q and Note 1 to Article 8 of Regulation S-X and included on Form 8-K/A filed with the Commission on March 1, 2010. Further, we have added Exhibit 99 to our amended disclosure on Form 10-K to incorporate by reference our Form 8-K/A disclosure of the historical financial statements of Pinnacle Integrated Systems, Inc.

3

Controls and Procedures, page 27

Evaluation of Disclosure Controls and Procedures, page 27

4.   Revise the last paragraph in this section for consistency. We note that management found your disclosure controls and procedures ineffective. However, you state that “such information was accumulated and communicated to management… to allow timely decisions regard required disclosures.”

Response:

We have revised the second paragraph of the sub-section titled Evaluation of Disclosure Controls and Procedures on page 27 to address the inconsistency in the disclosure as follows:

“Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were ineffective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the Commission’s rules and forms, and that such information was not accumulated and communicated to management, including the chief executive officer and the chief financial officer, to allow timely decisions regarding required disclosures.”

Management’s Report on Internal Control over Financial Reporting, page 27

5.   Elaborate on the third material weakness described on page 28. Specifically address how your controls over period end financial disclosure and your reporting processes were ineffective.

Response:

We have expanded our description of the material weakness described on page 28 in the sub-section titled Management’s Report on Internal Control over Financial Reporting as follows:

“The matters involving internal control over financial reporting that our management considered to be material weaknesses were:

•    lack of an audit committee due to a lack of a majority of outside directors, resulting in ineffective oversight in the monitoring of required internal controls over financial reporting;

•    inadequate segregation of duties consistent with control objectives since the responsibilities associated with the offices of chief executive officer, chief financial officer and principal accounting officer are assumed by one individual; and

•     ineffective controls over period end financial disclosure and reporting processes related to the ineffective recording, processing, summarizing, and reporting of that information requiring disclosure, within the time periods specified in the Commission’s rules and forms, which was not accumulated and communicated to management in a manner that would allow timely decisions regarding required disclosures.

The aforementioned material weaknesses were identified by our chief executive officer in connection with the review of our financial statements as of December 31, 2009.

Management believes that the material weaknesses set forth above did not have an effect on our financial results. However, management believes that the lack of an audit committee, the inadequate segregation of duties and the lack of a majority of outside directors  results in ineffective oversight in the monitoring of required internal controls over financial reporting, which weaknesses could result in a material misstatement in our financial statements in future periods.”

Directors, Executive Officers and Corporate Governance, page 29

6.   For each of your directors continuing in office provide all of the information required by 401(e) of Regulation S-K, including the qualifications that led to the conclusion that the person should serve as a director. We note that Mr. White stepped down as a director in September of 2010.

Response:

We have revised our disclosure under the Item titled Directors, Executive Officers and Corporate Governance starting on page 29 to include all of the information required by 401(e) of Regulation S-K by adding a new third paragraph for each person who serves in as a director or officer of the Company as follows:

“Mr. Gilbreath’s experience in product development, engineering project management and specialized technical sales qualify him as a director and executive officer of the Company.”

“Mr. Betty’s experience in the electronics industry within operations, management and budget control qualify him as a director of the Company.”

“Mr. White’s experience in the management of high technology based firms, extensive client base in related industries, and acquaintance with government sponsored contracts qualify him as a director of the Company.”

Involvement in Certain Legal Proceedings, page 31

7.   Please note that Item 402(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Confirm in your response letter that no additional disclosure was required under Item 402(f) for your executive officers and directors.

Response:

We have revised our disclosure sub-section titled Involvement in Certain Legal Proceedings under the Item titled Involvement in Certain Legal Proceedings on page 31 to reflect disclosure of certain legal proceedings during the past ten years. Please see below. We can confirm that other than the aforementioned revision that no additional disclosure was required under Item 401(f) for our executive officers and directors.

“During the past ten years there are no events that occurred related to an involvement in legal proceedings that are material to an evaluation of the ability or integrity of any of the Company’s directors, persons nominated to become directors or executive officers.”

Certain Relationships and Related Transactions and Director Independence, page 34

Certain Relationships and Related Transactions, page 34

            8.   As a smaller reporting company you are required to disclose transactions with related persons for the fiscal year preceding your last fiscal year in addition to your last fiscal year. See Instruction 2 to Item 404(d) of Regulation S-K. Revise as necessary. In addition, describe the first transaction discussed under Note 7 to your financial statements if appropriate.

Response:

We have reviewed our disclosure under the sub-section titled Certain Relationships and Related Transactions on page 34 of Item 13 titled Certain Relationships and Related Transactions and Director Independence and determined to revise the first bullet point in respect to Don Gibreath as provided below. Further, we have determined that it is not necessary to describe the first transaction discussed under Note 7 of our financial statements in Certain Relationships and Related Transactions since the vendor on point is not a related party as defined by Instruction 1 to Item 404(a) of Regulation S-K.

“Mr. Gilbreath, our sole executive officer and a director, accrued an amount of $100,000 plus $9,650 in payroll taxes for compensation during each of the annual periods ended December 31, 2009 and 2008, which amounts were forgiven as of December 31 of each respective annual period.”

Exhibits and Financial Statements, page 35

9.   Amend and re-file your Rule 13a-14a and Section 1350 certifications to denote that Mr. Gilbreath signed as both your principal executive officer and your principal financial officer.

Response:

We have amended our Rule 13a-14a and Section 1350 certifications to denote that Mr. Gilbreath signed as both our principal executive officer and our chief financial officer.

Form 10-Q for the Period Ended September 30, 2010

Financial Statements, page 3

Note 3 Long Term Debt, page 8

            10. We note the substantially improved cash position of Registrant at September 30, 2010 in comparison to year end 2009 and the minimal reduction of the balance outstanding in the secured note payable to Mr. and Mrs. Betty and Brown since that note was first reported as in default as of March 31, 2010. With a view to improved disclosure, tell us to what degree consolidated cash, liquid assets and working capital are held at the subsidiary level. If material amounts of liquid assets as in fact retained at the level of the operating subsidiary, Pinnacle Operating Systems, Inc, tell the facts and circumstances under which management plans to repatriate such cash and liquidity to the parent company. Tell us when and under what conditions management plans and expects to honor the parent company’s obligation under the secured promissory note.

Response:

We have revised our disclosure to add a new third paragraph of the sub-section titled Liquidity and Capital Resources of the Item titled Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 15 as follows:

“Current assets held at the subsidiary level by Pinnacle of those consolidated with the Company at September 30, 2010 consisted of $706,648 in cash, $649,059 in accounts receivable, and estimated earnings in excess of billings on uncompleted contracts of $80,062. Working capital held at the subsidiary level by Pinnacle at September 30, 2010 was $753,834. The Company has no immediate plans to repatriate cash from Pinnacle to satisfy the terms and conditions of a secured promissory note due to the former owners of Pinnacle, including one of our directors, but rather intends to meet its commitments thereto from the proceeds of additional debt or equity placements though no arrangement to do so is currently in place.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Results of Operations, page 12

11. Revise your comparative analysis to discuss the reasons underlying material identified quantitative changes in operating measures from period to period. For example, in the second paragraph under Revenue you state that the increase in the cost of revenue in the current periods can be primarily attributed to the increase in costs of materials sold, but you do not state why the cost of materials sold increased. By further way of example, you disclosure under Other Income indicated that interest expense decreased, but you do not indicate why that decrease occurred. Revise your disclosure throughout your MD&A to cite the reasons behind changes from period to period. In addition, with respect to your expectations going forward, state the respective bases for your beliefs. For example, you should explain why management expects that gross profit will increase in the near term and that gross profit as a percentage of revenue will remain relatively constant in future periods.

Response:

We have revised certain portions of our comparative analysis to discuss the underlying material identified as responsible for quantitative changes in operating measure from period to period in the sub-section titled Results of Operation of the Item titled Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 12 as follows:

“Results of Operations

During the nine month period ended September 30, 2010, we were engaged in (i) the ongoing development of our Internet Protocol remote control platform cameras, micro servers, associated software, and unique end-to-end network solutions, (ii) providing turnkey system design and installation, maintenance contracts, and field support technicians through Pinnacle, (iii) servicing maintenance contracts, providing software development expertise and consulting on security surveillance systems, and (iv) satisfying continuous public disclosure requirements.

Revenue

Revenue for the three months ended September 30, 2010, increased to $1,028,863 from $1,620 for the three months ended September 30, 2009.  Revenue for the nine months ended September 30, 2010, increased to $2,527,387 from $18,130 for the nine months ended September 30, 2009. The increase in revenue over the comparable periods is primarily due to the consolidation of sales attributable to Pinnacle in the current three and nine month periods. During the three months ended September 30, 2010, $998,863 of our revenue was derived from sales attributable to Pinnacle, and $30,000 of our sales were derived from the rendition of contract work. During the nine months ended September 30, 2010, $2,433,593 of our revenue was derived from sales attributable to Pinnacle, and $93,794 from the rendition of contract work and consulting. The Company did not derive any revenue from the sale of its Internet Protocol remote control platform cameras, micro servers, associated software, and unique end-to-end network solutions over the current three and nine month comparative periods though we continue to market a limited range of these products.  We expect revenues to continue to increase in the near term based on the amount of work Pinnacle currently has under contract and the steady increase in the number of bids Pinnacle generates in the pursuit of a growing number of projects.

Cost of revenue for the three months ended September 30, 2010, was $682,082 compared to $1,200 for the three months ended September 30, 2009. Cost of revenue for the nine months ended September 30, 2010, was $1,881,195 compared to $4,200 for the nine months ended September 30, 2009. The increase in the cost of revenue in the current three and nine month periods can be primarily attributed to the inclusion of salaries associated with the operations of Pinnacle. During the three months ended September 30, 2010 $609,975 of our consolidated cost of revenue was derived from costs attributable to Pinnacle while during the nine months ended September 30, 2010 $1,581,201of our consolidated cost of revenue was derived from costs attributable to Pinnacle. We expect the cost of revenue to increase in the near term in line with our expectation that revenues will increase as a result of Pinnacles operations.

Gross profit for the three months ended September 30, 2010, increased to $346,781 from $420 for the three months ended September 30, 2009. Gross profit for the nine months ended September 30, 2010, increased to $646,192 from $13,930 for the nine months ended September 30, 2009. The increase in gross profit in the current three and nine month periods can be primarily attributed to the revenue generated through the operations of Pinnacle. During the three months ended September 30, 2010 $388,888 of our consolidated gross profit was derived from profit attributable to Pinnacle. During the nine months ended September 30, 2010 $852,392 of our consolidated gross profit was derived from profit attributed to Pinnacle. We expect that gross profit will increase in the near term in line with our expectation that revenues will increase as a result of Pinnacle’s operations.

Operating Expenses

Operating expenses for the three months ended September 30, 2010, increased to $343,412 from $191,048 for the three months ended September 30, 2009. Operating expenses for the nine months ended September 30, 2010, increased to $1,664,848 from $306,657 for the nine months ended September 30, 2009. The increase in operating expenses over the comparative periods is primarily attributable to an increase in general and administrative expenses to $341,550 from $191,048 for the three month periods and to $1,657,011 from $306,607 for the nine month periods. The increase in operating expenses over the comparable periods is primarily attributable to the addition of the operations of Pinnacle, the Company’s wholly owned subsidiary in the current three and nine month periods. We expect that operating expenses will decrease in the near term as the Company moves to consolidate its day to day operations with that of Pinnacle.

Depreciation and amortization expenses for the nine months ended September 30, 2010 and 2009 were $321,741 and $9,512, respectively. The increase in depreciation and amortization expenses in the nine month period ended can be attributed to the addition of fixed assets owned by Pinnacle as well as the amortization of intangible assets related to the acquisition of Pinnacle.

Other Income (Expense)

Interest income for the three months ended September 30, 2010, was $97 as compared to $1,671 for the three months ended September 30, 2009. Interest income for the nine months ended September 30, 2010, was $667 as compared to $1,671 for the nine months ended September 30, 2009. The decrease in interest income over the comparable periods is primarily attributable to the repayment of a note receivable from a related party in the current nine month period. We expect that interest income that interest income will continue to decrease in the near terms as the Company uses current assets to maintain operations and meet debt obligations.

Interest expense for the three months ended September 30, 2010, decreased to $20,597 from $22,724 for the three months ended September 30, 2009. Interest expense for the nine months ended September 30, 2010, increased to $74,534 from $65,549 for the nine months ended September 30, 2009. The decrease in interest expense followed by an increase in interest expense over the comparable periods can be attributed to the interest associated with the secured promissory note incurred in connection with the acquisition of Pinnacle offset by the conversion of certain accrued interest expense to common stock that resulted in a net increase in the current nine month period over the prior nine month period. The Company expects that interest expense will decrease in the near term as management strives to reduce debt pursuant to debt settlement or equity financing.

Net Losses

Net losses for the three months ended September 30, 2010, decreased to $17,131 from $211,681 for the three months ended September 30, 2009. Net losses for the nine months ended September 30, 2010, increased to $1,078,798 from $356,605 for the nine months ended September 30, 2009. The decrease in losses over the comparative three month periods is primarily due to the increase in revenues in the current three month period primarily attributed to revenue generated by Pinnacle’s operations. The increase in losses over the comparative nine month periods can be primarily attributed to the increase in general and administrative expenses in the current nine month period due to the added expenses associated with the operations of Pinnacle. We expect net losses to transition to net income in 2011 as revenues continue to increase, operating costs decrease, and interest expense falls along with the reduction of outstanding debt.

Income Tax Expense (Benefit)

The Company has an income tax benefit resulting from net operating losses to offset any future operating profit. The net operating loss carry forwards at September 30, 2010, was over $7,000,000. These losses will begin to expire in the year 2019. The amount of net operating loss carry forwards that can be used in any one year can be limited by significant changes in the ownership of the Company and by the applicable tax laws which are in effect at the time such carry forwards are utilized.

Impact of Inflation

The Company believes that inflation has had a negligible effect on its operations or those of Pinnacle over the past three years. We believe that we can offset inflationary increases in the cost of materials and labor by increasing revenue and improving operating efficiencies.

Capital Expenditures

The Company made no significant capital expenditures on property or equipment for the three and nine months ended September 30, 2010 or 2009.

Revenue, page 12

            12. Revise to clearly indicate the material revenues derived from each of your Pinnacle business, your legacy video surveillance product business and the provision of services. Within this description, explain whether you are actively selling products unrelated to your Pinnacle business.

Response:

Please see our revised disclosure above in response to Comment 11 herein that includes the material revenues derived from each of our Pinnacle business, legacy video surveillance product business and our provision of services.

Liquidity and Capital Resources, page 14

            13. In your revised disclosure, provide the reason for material changes in items related to liquidity. For example, we note that you did not discuss why cash flows from financing activities increased significantly. Describe not only how you derived these material cash flows, but also the reason for material increases in fiscal 2010 liquidity in comparison to fiscal 2009 liquidity.

Response:

We have revised certain portions of our disclosure to provide the reason for material changes in items related to liquidity in the sub-section titled Liquidity and Capital Resources of the Item titled Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 14 as follows:

Liquidity and Capital Resources

The Company had a working capital deficit of $556,489 as of September 30, 2010 and of $1,786,500 as of December 31, 2009. The Company had current assets of $1,497,597 and total assets of $2,099,494 as of September 30, 2010. Current assets consisted primarily of cash totaling $728,451 and accounts receivable of $673,559, estimated earnings in excess of billings on uncompleted contracts of $80,062 and prepaid expenses of $15,525. Total assets include current assets and intangible assets of $407,648, property and equipment of $169,853 and other assets of $24,396. The Company had current liabilities of $2,045,086 and total liabilities of $2,537,737 as of September 30, 2010. Liabilities consisted primarily of accounts payable of $435,959, accrued expenses of $182,591, excess billings on uncompleted contracts of $417,318, the current portion of long-term debt of $1,018,218, and long-term debt of $465,000.

Liquidity and capital resources improved over the nine month period ended September 30, 2010 due primarily to a reduction in current liabilities as a result of Pinnacle’s operations.

Current assets held at the subsidiary level by Pinnacle of those consolidated with the Company at September 30, 2010 consisted of $706,648 in cash, $649,159 in accounts receivable, and estimated earnings in excess of billings on uncompleted contracts of $80,062. Working capital held at the subsidiary level by Pinnacle at September 30, 2010 was $753,834. The Company has no immediate plans to repatriate cash from Pinnacle to satisfy the terms and conditions of a secured promissory note due to the former owners of Pinnacle, including one of our directors, but rather intends to meet its commitments thereto from the proceeds of additional debt or equity placements though no arrangement to do so is currently in place.

Cash flows used in operating activities were $9,135 for the nine months ended September 30, 2010, as compared to $67,565 for the nine months ended September 30, 2009. Cash flows used in operating activities in the current period can be primarily attributed to expenses related to the issuance of stock for services to the Company, depreciation and amortization expenses associated with the operation of Pinnacle, and accounts receivable generated by Pinnacle’s operations offset by the payment of accounts payable primarily incurred by Pinnacle’s operations. We expect to continue to use cash flows in operating activities until such time as net losses transition to net income.

Cash flows used in investing activities were $61,680 for the nine months ended September 30, 2010, as compared to $36,667 for the nine months ended September 30, 2009. Cash flows used in investing activities in the current period are from the purchase of property and equipment by Pinnacle offset by payments received from an unrelated party on a note receivable. We expect to continue to use cash flows in investing activities as the Company looks forward to expand operations in future periods.

Cash flows provided by financing activities were $581,483 for the nine months ended September 30, 2010, as compared to $103,208 for the nine months ended September 30, 2009. Cash flows provided by financing activities for the current period are attributable to the issuance of common stock for cash in a private placement for $776,500 to unrelated persons offset by a payment of $158,350 on long-term debt to Mr. Robert Betty against a note payable in connection with the acquisition of Pinnacle and payments of $36,667 to a related party. We expect to continue to provide cash flows from financing activities as the Company seeks to reduce debt and expand operations through additional equity financings.

The Company has certain long-term debt obligations as of September 30, 2010.

•         Note payable to Robert Betty in the amount of $1,000,000, bearing interest at 3%, secured by the common stock and assets of Pinnacle due in five monthly installments of $200,000, beginning on February 15, 2010. The note payable was in default as of September 30, 2010 in the amount of $841,650 plus accrued interest of $3,597. The Company intends to meet the terms of its obligation by realizing new financing objectives and is in discussions with Mr. Betty to reach an amended note payable that would permit the conversion of a portion of the outstanding amount to stock in combination with a new payment schedule.  No agreement to revise the terms of the note payable has been reached.

•         Unsecured note payable to Global Convertible Megatrend, Ltd. (“Global Megatrend”) in the amount of $179,568 bearing interest at 7.5% and due on August 30, 2008. The note may be converted to common shares of the Company, at the option of the holder, based on certain terms related to outstanding shares and per share prices. The note payable was in default as of September 30, 2010 in the amount of $179,568 plus accrued interest of $90,981. The Company intends to meet the terms of its obligation by realizing new financing objectives and has had discussions with the principal of Global Megatrend for the purpose of converting the outstanding amount due to equity. No agreement to revise the terms of the note payable has been reached and no conversion has been instructed.

•         Secured note payable to Paul Higbee in the amount of $465,000 bearing interest at 8%, due on March 31, 2012. The note payable as of September 30, 2010 is $465,000 plus accrued interest of $18,651.

Our current assets are insufficient to meet our current obligations or to satisfy our cash needs over the next twelve months. The Company will need a minimum of $1,500,000 in debt or equity financing to reduce debt, to increase research and development activities, to provide a basis for bonding capacity and expand production. We expect to be able to realize this financing objective in the near term. However, we have no commitments or arrangements for new financing though we are pursuing a number of prospective sources that include shareholder loans, the sale of equity, or the procurement of long term debt. Further, we face certain financial obstacles to attracting new financing due to our historical and current record of net losses and working capital deficits. Therefore, despite our efforts we can provide no assurance that we will be able to obtain the financing required to meet our stated objectives or even to continue as a going concern.

            14. Discuss the salient details of each of your material obligations. Your discussion should include at minimum, the note payable to Mr. Robert Betty, the note payable to Mr. Paul Higbee and the unsecured note payable to Global Megatrend. Within your discussion disclose whether you are in default of each obligation. In your response letter, clearly indicate whether you have previously filed these agreements as exhibits. To the extent that you have not, file them with your amendment.

Response:

Please see our revised disclosure above in response to Comment 13 herein that includes the salient details of each of our material obligations. We erroneously failed to attach the note due to Global Megatrend and Paul Higbee in prior filings and have attached these agreements to our Form 10-K/A provided with this response letter.

            15. Expand the discussion of your ability to meet your financial obligations to address your expectations regarding the adequacy of your sources of liquidity over the next twelve months. Address the financial obstacles you must overcome to continue as a going concern.

Response:

Please see our revised disclosure above in response to Comment 13 herein that includes an expanded the discussion of our ability to meet our financial obligations that addresses our expectations regarding the adequacy of our sources of liquidity over the next twelve months and the financial obstacles that we must overcome to continue as a going concern.

Going Concern, page 15

            16. Consider moving this discussion to the forepart of your MD&A section.

Response:

Thank you for your comment. We have determined that the placement of our going concern disclosure is appropriate within the framework of this current report.

Controls and Procedures, page 17

            17. We note that management found your disclosure controls and procedures ineffective in your Form 10-K for the year ended December 31, 2009. Tell us why management feels your disclosure controls and procedures are now effective. Within your explanation also address the steps you’re taking to ensure you timely file all of your future responses with the Commission. In this regard we note your tardiness in filing your Form 10-Q for the period ended June 30, 2010.

Response:

Management believes that the Company’s controls and procedures are now effective as the information required for disclosure in its most recent Form 10-Q was accumulated and communicated to management in a timely manner which enabled the Company to file within the time period specified by the Commission. The Company is committed to taking the same steps with each filing and will continue to prepare its current reports in a like manner in order to ensure timely filing.

Defaults on Senior Securities, page 24

            18. Disclose the total arrearage of the note payable to Mr. Betty as of the filing date of this report. Discuss the default on your note payable to Global Megatrend and any other defaults as appropriate. See Item 3 of Form 10-Q.

Response:

We have revised the Item titled Defaults on Senior Securities on page 24 to disclose the total arrearage of the note payable to Mr. Betty and include the default associated with our note payable to Global Megatrend as follows:

“The Company has certain long-term debt obligations that are in default as of September 30, 2010.

•         Note payable to Robert Betty in the amount of $1,000,000, bearing interest at 3%, secured by the common stock and assets of Pinnacle due in five monthly installments of $200,000, beginning on February 15, 2010. The note payable was in default as of September 30, 2010 in the amount $841,650 plus accrued interest of $3,597.

•         Unsecured note payable to Global Convertible Megatrend, Ltd. (“Global Megatrend”) in the amount of $179,568 bearing interest at 7.5% and due on August 30, 2008. The note may be converted to common shares of the Company, at the option of the holder, based on certain terms related to outstanding shares and per share prices. The note payable was in default as of September 30, 2010 in the amount of $179,568 plus accrued interest of $90,981.”

In connection with the Company’s response to these comments, we confirm the following:

•         the Company is responsible for the adequacy and accuracy in its filings;

•         staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company’s filing on Form 10-K/A or Form 10-Q/A for the quarterly period ended September 30, 2010, please contact us.  We may be reached at (610) 436-8089.

Sincerely,

/s/ Don Gilbreath

Don Gilbreath

Chief Executive Officer and Chief Financial Officer

Attachments

Form 10-K/A redline copy

Form 10-Q/A redline copy